December 16, 1999
                                                                   31 75 6595720


                  US regulators oppose Ahold acquisition of Pathmark

                  Ahold terminates Pathmark acquisition and tender offer


     Zaandam, The Netherlands, December 16, l999 - Royal Ahold, the international food retailer, announced that the Federal Trade Commission ("FTC") has communicated its strong opposition to Ahold's acquisition of the Pathmark supermarket chain. In light of this opposition, the Ahold Corporate Executive Board has exercised its right to terminate the agreements with SMG-II Holdings Corporation ("SMG-II"), the holding company controlling Pathmark through its subsidiary Supermarket General Holdings Corporation ("SGHC"), effective as of December 16, l999. Consequently, the tender offer for the preferred stock of SGHC has also been terminated. Royal Ahold has instructed Citibank, N.A., the depository for the tender offer, to return all tendered shares of preferred stock of SGHC to the holders thereof.

     In a statement, Ahold said that the decision to terminate the agreements with SMG-II was taken after the company had tried for many months to reach agreement with the regulatory authorities. "We believe that the regulators' position represents a distinct departure from past policies," said an Ahold spokesman. Ahold had been willing to divest a very considerable number of stores, but the regulators would not accept that concession. Furthermore, Ahold could not locate a buyer that might be acceptable to the FTC for this considerable number of stores.

     "We have made every effort to get the transaction approved," said the spokesman. "We strongly regret having lost the opportunity of working with the highly talented Pathmark team."

     Ahold is committed to continue to grow its operations along the eastern seaboard through superior cooperation among its five supermarket chains, Giant-Carlisle, Giant-Landover, BI-LO, Tops and Stop & Shop. The company sees considerable further growth in the US through acquisitions in areas where it currently has no franchise.

     Last week, Ahold announced that fourth-quarter US sales were "robust" and that store sales were above expectations.


Ahold Public Relations: tel. +31 75 659 5720
After office hours: Hans Gobes: +31 6 55 82 22 98, Jan Hol: +31 6 22 93 31 37